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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                           REDWOOD MICROCAP FUND, INC.
                       (Name of Subject Company (Issuer))

                               GIBBS HOLDINGS, LLC
                                   JOHN GIBBS
                       (Name of Filing Persons, Offeror,)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   758058 10 1
                      (CUSIP Number of Class of Securities)

                                  JOHN D. GIBBS
                                807 WOOD N CREEK
                             ARDMORE, OKLAHOMA 73401
                                 (580) 226-6700
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)

                                 with a copy to:
                            MICHAEL M. STEWART, ESQ.
                   CROWE & DUNLEVY, A PROFESSIONAL CORPORATION
                          20 NORTH BROADWAY, SUITE 1800
                             OKLAHOMA CITY, OK 73102
                                 (405) 235-7700

                            CALCULATION OF FILING FEE


Transaction valuation*                                      Amount of filing fee
----------------------                                      --------------------
$1,013,180                                                               $203.00

* Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of all of the 633,237 shares of common stock of Redwood Microcap Fund, Inc. not owned by the filing persons or the issuer at the tender offer purchase price of $1.60 per share in cash.

[x ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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

Amount Previously Paid: $203.00
Form or Registration Number: Schedule TO
Filing Party: Gibbs Holdings LLC
Date Filed: April 25, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[X] going private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [x]





















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This Amendment No. 3 to Tender Offer Statement on Schedule TO relates to the tender offer of Gibbs Holdings, LLC, an Oklahoma limited liability company ("Holdings"), to purchase all of the shares of common stock, $0.001 par value per share, of Redwood Microcap Fund, Inc. not beneficially owned by Holdings, consisting of 633,237 shares at a price of $1.60 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 25, 2005, (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

On June 21, 2005, Holdings issued a press release announcing the final results of the tender offer which expired on June 15, 2005. A copy of the press release has been filed as Exhibit (a)(5)(vi) to this Amendment No. 3.

ITEM 12. EXHIBITS. Item 12 of the Schedule TO is amended and supplemented as follows:

         (a)(5)(vi) Press Release dated June 21, 2005



                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2005


                                                GIBBS HOLDINGS, LLC



                                                /s/ John D. Gibbs
                                                ----------------------------
                                                John D. Gibbs, Manager

                                                /s/ John D. Gibbs
                                                ----------------------------
                                                John D. Gibbs




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INDEX TO EXHIBITS

         (a)(5)(vi) Press Release dated June 21, 2005.











































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